

June 3, 2013

Via E-mail
Kosta N. Kartsotis
Chief Executive Officer
Fossil, Inc.
901 S. Central Expressway
Richardson, TX 75080

> **Re:** **Fossil, Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2012**
> **Filed February 27, 2013**
> **File No. 000-19848**

Dear Mr. Kartsotis:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Results of Operations, page 50

1. We note you aggregate your ecommerce sales, catalog activities and Company owned retail stores into one segment. Please provide a breakout of sales related to each of these activities for each of the periods presented as part of your response. Given the growth in the e-commerce business within the retail industry in recent years along with the fact that you reduced the number of your global catalog circulation in 2011 and again in 2012, please also tell us what consideration you gave to providing this breakout detail within your results of operations where necessary for investors to ascertain the likelihood that past performance is indicative of future performance. We refer you to the guidance outlined in SEC Release Number 33-8350.

Liquidity and Capital Resources, page 58

2. We note that a significant majority of your cash and cash equivalents for each period provided was held in banks outside the U.S. Please tell us what consideration you gave to providing liquidity disclosures that discuss the potential tax impact associated with the repatriation of this cash. In this regard, we note your liquidity discussion on page 61 where you disclose undistributed earnings of your foreign operations are considered to be indefinitely reinvested and that you believe you have sufficient sources of liquidity to fund your working capital needs, common stock repurchases and planned capital expenditures for the next twelve months. Given a substantial portion of your cash balances at January 1, 2013 were held outside of the U.S., it appears those amounts may contribute disproportionately to your overall liquidity position. Further, please tell us your consideration for providing an enhanced liquidity discussion illustrating that some cash and investments are not presently available to fund domestic operations without paying a significant amount of taxes upon their repatriation or explain to us why you believe such a discussion would not be meaningful to investors.

Item 8. Consolidated Financial Statements and Supplementary Data, page 65

Note 13. Income Taxes, page 91

3. We note your effective income tax rate has benefited due to the foreign rate differential. Please explain whether earnings are being generated in jurisdictions with very low rates. If so, describe the rates and the pre-tax income for the most significant jurisdictions.

4. We note you have disclosed that is not practicable to determine the tax amounts that would be payable if the $557 million in undistributed foreign earnings were distributed to the U.S. parent. Please explain why it is impracticable to determine the tax amounts in-light-of the fact that you have determined and recorded a deferred tax liability for the $395 million in undistributed foreign earnings not considered indefinitely reinvested.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding our comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief

cc: Randy Hyne, General Counsel